U N I T E D     S T A T E S

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 11-K

☒	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2002

or

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 FOR THE TRANSITION PERIOD FROM

_________________ TO _______________

BANK OF HAWAII

RETIREMENT SAVINGS PLAN

Full title of the plan and the address of the plan,

if different from that of the issuer named below:

Bank of Hawaii Corporation

130 Merchant Street

Honolulu, Hawaii 96813

Name of issuer of the securities held pursuant to the

plan and the address of its principal executive office

Required Information

Listed below are the financial statements and exhibits filed as part of the annual report.

A)	Financial Statements

1)	Report of Independent Auditors

2)	Statements of Net Assets Available for Benefits as of December 31, 2002 and 2001

3)	Statements of Changes in Net Assets Available for Benefits for the Years Ended December 31, 2002 and 2001

4)	Notes to Financial Statements

5)	Schedule of Assets Held for Investment Purposes as of December 31, 2002

B)	Exhibits

Consent of Independent Certified Public Auditors

Certifications

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the Plan) have duly caused this annual report to be signed on its behalf by the undersigned thereunto duly authorized.

BANK OF HAWAII RETIREMENT SAVINGS PLAN

Date: June 27, 2003	By:	/s/ MICHAEL E. O’NEILL
Michael E. O’Neill Chairman, Chief Executive Officer and President of Bank of Hawaii Corporation

	By:	/s/ ALLAN R. LANDON
Allan R. Landon Vice Chairman and Chief Financial Officer of Bank of Hawaii Corporation and member of the Bank of Hawaii Benefit Plans Committee

	By:	/s/ RICHARD C. KEENE
Richard C. Keene Executive Vice President & Controller of Bank of Hawaii Corporation

A U D I T E D   F I N A N C I A L   S T A T E M E N T S

A N D   S U P P L E M E N T A L   S C H E D U L E

Bank of Hawaii Retirement Savings Plan

Years ended December 31, 2002 and 2001

with Report of Independent Auditors

Bank of Hawaii Retirement Savings Plan

Audited Financial Statements

and Supplemental Schedule

Years ended December 31, 2002 and 2001

Report of Independent Auditors

The Board of Directors and

The Benefit Plans Committee of

Bank of Hawaii Corporation

Bank of Hawaii Retirement Savings Plan

We have audited the accompanying statements of net assets available for benefits of the Bank of Hawaii Retirement Savings Plan (the Plan) as of December 31, 2002 and 2001, and the related statements of changes in net assets available for benefits for the years then ended. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by the Plan’s management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan at December 31, 2002 and 2001, and the changes in its net assets available for benefits for the years then ended in conformity with accounting principles generally accepted in the United States.

Our audits were performed for the purpose of forming an opinion on the financial statements taken as a whole. The accompanying supplemental schedule of assets (held at end of year) as of December 31, 2002, is presented for purposes of additional analysis and is not a required part of the financial statements but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of the Plan’s management. The supplemental schedule has been subjected to the auditing procedures applied in our audits of the financial statements and, in our opinion, is fairly stated in all material respects in relation to the financial statements taken as a whole.

/s/    ERNST & YOUNG LLP

Honolulu, Hawaii

June 23, 2003

Bank of Hawaii Retirement Savings Plan

Statements of Net Assets Available for Benefits

	December 31
	2002	2001
	(in thousands)
Assets
Investments, at fair value	$229,497	$218,708

Receivables:
Employer contribution	4,568	2,614
Participant contribution	330	282

Total receivables	4,898	2,896

Net assets available for benefits	$234,395	$221,604

See accompanying notes to financial statements.

Bank of Hawaii Retirement Savings Plan

Statements of Changes in Net Assets Available for Benefits

	Year ended December 31
	2002	2001
	(in thousands)
Additions
Investment income – interest and dividends	$6,180	$7,650
Net appreciation (depreciation) in fair value of investments	(18,476)	11,308

Contributions:
Participants	9,094	8,721
Employer	7,079	4,986
Transfer from Bank of Hawaii Money Purchase Plan	25,194	—
Other	208	1,781

Total contributions	41,575	15,488

Total additions	29,279	34,446

Deductions
Distributions to participants	(16,488)	(22,284)

Net increase	12,791	12,162
Net assets available for benefits at beginning of year	221,604	209,442

Net assets available for benefits at end of year	$234,395	$221,604

See accompanying notes to financial statements.

Bank of Hawaii Retirement Savings Plan

Notes to Financial Statements

December 31, 2002

1.    Description of the Plan and Summary of Significant Accounting Policies

Description of the Plan

The following description of the Bank of Hawaii Retirement Savings Plan (the “Plan”), formerly known as the Bank of Hawaii Profit Sharing Plan, provides only general information. Participants should refer to the Plan Document for a more complete description of the Plan’s provisions.

The Plan is a defined contribution plan for employees of Bank of Hawaii Corporation and certain of its subsidiaries (collectively “the Company”) who have fulfilled the Plan’s participation requirements. The Plan is subject to the reporting and disclosure, fiduciary, vesting, and administration and enforcement provisions of the Employee Retirement Income Security Act of 1974 (ERISA).

On May 24, 2002, the Board of Directors of Bank of Hawaii Corporation, the Plan’s sponsor, approved a resolution to merge the Bank of Hawaii Money Purchase Plan into the Plan, effective June 30, 2002. The transfer of the assets is reported in the Statements of Changes in Net Assets Available for Benefits.

The unvested Money Purchase Plan balances that merged into the Retirement Savings Plan on June 30, 2002, are maintained as a separate account and continue to have a five-year vesting period. Participants are fully vested in all other Plan assets allocated to their account.

On behalf of the Company as Plan Administrator, the Plan is administered by the Benefit Plans Committee, a sub-committee of the Company’s Board of Directors. All assets of the Plan are held in trust by Vanguard Fiduciary Trust Company, as trustee, and all benefits are provided by such trust fund.

Effective April 1, 1998, the portion of the Plan consisting of the Bank of Hawaii Corporation Stock Fund converted to an employee stock ownership plan (ESOP). As an ESOP any cash dividends on Bank of Hawaii Corporation stock is passed through to the participants unless the participant elects against receiving the dividend. The cash dividend on shares of Bank of Hawaii Corporation stock paid as a dividend pass-through is not treated as a distribution from the Plan, rather, it is accounted for as if the participant receiving the dividend was the direct owner of the shares of Bank of Hawaii Corporation stock. For participants electing not to receive the dividend pass-through, the dividend is allocated to the participant’s account as income and is invested in additional shares.

Bank of Hawaii Retirement Savings Plan

Notes to Financial Statements (continued)

1.    Description of the Plan and Summary of Significant Accounting Policies (continued)

Withdrawals are permitted for participants demonstrating immediate and heavy financial need. Participants are allowed to borrow a minimum of $1,000 up to a maximum equal to the lesser of $50,000 or 50% of the present value of their account balance. Loan transactions are treated as a transfer from (to) the investment fund to (from) the loan fund. Loan terms do not exceed 5 years unless the loan was used for the purchase of a primary residence. The loans are secured by the balance in the participant’s account or other security deemed to be sufficient by the Benefit Plans Committee and was made at a reasonable rate of interest. Principal and interest is paid ratably through payroll deductions. No withdrawals of loans are permitted from the Bank of Hawaii Corporation Stock fund.

For termination of employment due to retirement (normal and early), disability or death, a member or their beneficiary is entitled to receive an allocation of the employer matching contribution for the calendar quarter in which the member terminated employment. A member is also entitled to an allocation of the company fixed and value sharing contributions for the calendar year in which the member terminated employment. Under these conditions, the member’s account is distributed as soon as practicable after the quarter-end and year-end allocations are made. However, the member may make an election to waive this allocation and receive an immediate distribution. For termination of employment prior to retirement (normal and early), disability or death, the member’s vested account will be distributed as soon as practicable. For all accounts under the Plan that exceed $5,000, a distribution can only be made if the member consents in writing to such a distribution. Members are entitled to receive the vested portion of their money purchase account in the form of a joint and survivor or life annuity, unless elected otherwise. Members may elect to waive distribution of benefits in such a manner and elect to receive distribution in the form of a single lump sum payment. In case of death, beneficiaries may elect to receive distributions as a lump sum or as an annuity contract. Participants may also elect to defer distributions.

In the event that a member terminates employment at a time when the member is not fully vested, the member forfeits the unvested portion of their money purchase account. However, under ERISA regulations, the forfeiture will be reinstated if the participant is re-employed with the Company within five years. Forfeitures for a calendar year are credited against employer contributions required for the calendar year.

In the event that the Board of Directors terminates the Plan, each member’s interest in the Plan will remain fully vested and non-forfeitable. The Board of Directors may require all participants and beneficiaries to withdraw such amounts in cash, in kind, in any other form or any combination thereof, as it may determine in its sole discretion.

Bank of Hawaii Retirement Savings Plan

Notes to Financial Statements (continued)

1.    Description of the Plan and Summary of Significant Accounting Policies (continued)

Basis of Accounting

The accounting records of the Plan are maintained on the accrual basis.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results may differ from those estimates.

Expenses

Fees paid to the Plan’s trustee and other administrative expenses incurred in connection with the operation of the Plan are paid by the Company. Brokerage commissions and other expenses incurred in connection with the purchase or sale of investments are paid by the Plan.

Investments

Investments are stated at fair value. Shares of mutual funds are valued at quoted market prices which represent the net asset value of shares held by the Plan at year end. Units of the Vanguard Retirement Savings Trust are valued at net asset value at year end. Shares of Bank of Hawaii Corporation stock are valued at quoted market prices at year end.

Purchases and sales of investments are recorded on a trade-date basis. Interest income is recorded on the accrual basis and dividends are recorded on the ex-dividend date.

The net realized gain or loss on investments sold during the year and the unrealized gain or loss on investments held at year end are reflected in the Statements of Changes in Net Assets Available for Benefits as net appreciation (depreciation) in fair value of investments. The net realized gain and loss on investments sold is computed using the average cost method.

Contributions

Contributions from the Company and participants are accrued through December 31 in the Statements of Net Assets Available for Benefits.

Bank of Hawaii Retirement Savings Plan

Notes to Financial Statements (continued)

1.    Description of the Plan and Summary of Significant Accounting Policies (continued)

Prior to July 1, 2002, members were allowed to contribute up to 10% of their eligible compensation (within federal limits) to the Plan. The Company made matching contributions on behalf of members each calendar quarter equal to $1.25 for each $1.00 contributed by members up to 2% of the member’s eligible compensation. Matching contributions were made to the Plan by the end of the following calendar quarter.

Beginning July 1, 2002, participating employees are allowed to contribute up to 50% of their eligible compensation (within federal limits) to the Plan. The Company makes matching contributions on behalf of members each calendar quarter equal to $1.25 for each $1.00 contributed by a member up to 2% of the member’s eligible compensation and $0.50 for every $1.00 contributed by participants over 2% up to 5% of the participant’s eligible compensation. In addition, all eligible members receive a pro rata annual 3% company fixed contribution and a discretionary value sharing contribution that is linked to the Company’s financial goals. These contributions are made regardless of whether the member contributes to the plan and are invested in accordance with the member’s selection of investment options available under the Plan. Value Sharing contributions for the years ended December 31, 2002 and 2001 were $1,856,000 and $2,040,000, respectively. Total employer and employee contributions are limited to certain maximum annual amounts, including those imposed under the Internal Revenue Code.

Benefits

Benefits are recorded when paid.

2.    Investments

The Vanguard Retirement Savings Trust is a collective trust investing in guaranteed investment contracts with selected insurance companies and commercial banks. The contract value of guaranteed investment contracts generally approximates fair value and represents initial deposits, plus contributions and interest, less benefit payments. The Vanguard Retirement Savings Trust allows for benefit responsive withdrawals by the Plan on behalf of members, at contract value, subject to certain market value adjustments. The fair value of the guaranteed investment contracts held by the Vanguard Retirement Savings Trust at December 31, 2002 and 2001 were $36,499,000 and $26,145,000, respectively.

Bank of Hawaii Retirement Savings Plan

Notes to Financial Statements (continued)

2.    Investments (continued)

During the years ended December 31, 2002 and 2001, the Plan’s investments, appreciated (depreciated) in fair value as follows:

	Year ended December 31
	2002	2001
	(in thousands)
Mutual funds	$(28,373)	$(9,830)
Common stock	9,897	21,138

Net appreciation (depreciation) in fair value of investments	$(18,476)	$11,308

The fair value of individual investments representing 5% or more of the Plan’s net assets at December 31, 2002 and 2001 are as follows:

	December 31
	2002	2001
	(in thousands)
Bank of Hawaii Corporation Stock Fund	$61,976	$61,998
Vanguard Retirement Savings Trust	36,499	26,145
Vanguard Wellington Fund	31,976	31,310
Vanguard Windsor Fund	31,153	36,297
500 Portfolio of the Vanguard Index Trust	27,927	28,250
Pacific Capital Growth Stock Fund[1]	N/A	11,907

[1]	The fund balance was not 5% or more of the Plan’s net assets as of December 31, 2002.

3.    Transactions and Agreements with Parties-in-Interest

The Bank of Hawaii Corporation Stock Fund invests in the common stock of Bank of Hawaii Corporation.

The Pacific Capital Growth Stock Fund, Pacific Capital Growth & Income Fund, Pacific Capital New Asia Growth Fund, Pacific Capital Diversified Fixed Income Unit Fund, Pacific Capital International Stock Fund, Pacific Capital Small Cap Fund, Pacific Capital Value Fund, and Pacific Capital Short Intermediate U.S. Treasury Securities Unit Fund belong to a family of proprietary mutual funds managed by the Asset Management Group of Bank of Hawaii, a subsidiary of Bank of Hawaii Corporation.

Bank of Hawaii Retirement Savings Plan

Notes to Financial Statements (continued)

3.    Transactions and Agreements with Parties-in-Interest (continued)

The Vanguard Wellington Fund, Vanguard Windsor Fund, 500 Portfolio of the Vanguard Index Trust, and Short-Term Federal Portfolio of the Vanguard Fixed Income Securities Fund are mutual funds managed by an affiliate of Vanguard Fiduciary Trust Company. The Vanguard Retirement Savings Trust is a collective trust managed by an affiliate of Vanguard Fiduciary Trust Company. Vanguard Fiduciary Trust Company acts as trustee for the Plan’s investments.

4.    Income Tax Status

The Plan has received a determination letter from the Internal Revenue Service dated October 30, 2002, stating that the Plan is qualified under Sections 401(a) and 401(k) of the Internal Revenue Code (the “Code”) and, therefore, the related trust is exempt from taxation. Once qualified, the Plan is required to operate in conformity with the Code to maintain its qualification. The Plan Administrator believes the Plan is being operated in compliance with the applicable requirements of the Code and, therefore, believes that the Plan, is qualified and the related trust is tax exempt.

Bank of Hawaii Retirement Savings Plan

Employer ID Number: 99-0033900/Plan Number: 091203

Schedule H, Line 4i—Schedule of Assets (Held at End of Year)

December 31, 2002

Description	Number of Shares	Cost	Fair Value

(In thousands of dollars, except for shares)

Mutual Funds
Pacific Capital Growth Stock Fund*	1,526,499	$18,375	$10,273
Pacific Capital Growth & Income Fund*	626,180	9,355	5,942
Pacific Capital New Asia Growth Fund*	537,531	5,144	4,574
Pacific Capital Diversified Fixed Income Unit Fund*	191,857	2,135	2,224
Pacific Capital International Stock Fund*	157,371	1,634	933
Pacific Capital Small Cap Fund*	349,755	4,275	3,672
Pacific Capital Value Fund*	106,839	907	708
Pacific Capital Short Intermediate U.S. Treasury Securities Unit Fund*	117,760	1,158	1,192
Vanguard Wellington Fund*	1,301,906	32,605	31,976
Vanguard Windsor Fund*	2,596,071	37,709	31,153
500 Portfolio of the Vanguard Index Trust*	344,137	33,021	27,927
Short-Term Federal Portfolio of the Vanguard Fixed Income Securities Fund*	533,926	5,628	5,713

Total Mutual Funds		151,946	126,287

Collective Trust
Vanguard Retirement Savings Trust *	36,499,120	36,499	36,499

Common Stock
Bank of Hawaii Corporation Stock Fund	1,910,475	29,434	61,976

Participant Loans-Interest rates ranging from 4.14% to 6.06%		4,735	4,735

		$222,614	$229,497

*	Indicates an investment with a party-in-interest to the Plan.